FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 13, 2007, filed on form 6-K on the same date, announcing its results for the quarter ending December 31, 2006. This filing includes the financial results which were inadvertently omitted in the Company’s original filing of February 13, 2007.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988) and Form F-3 (Registration No. 333-138856).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: March 4, 2007

Gilat Reports Fifth Consecutive Quarter
of Improved Financial Results in Q4 2006

Petah Tikva, Israel, February 13, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending December 31, 2006.

Highlights for the Quarter:
—	Revenues increased to $65.4 million, representing a 17% year-over-year growth
—	Net income increased to $4.5 million, from $1.0 million in 4Q 2005
—	Shareholders' equity increased by $45.3 million to $212.1 million

Revenues for the fourth quarter of 2006 were $65.4 million, up from $56.0 million in the same period of 2005. Net income for the fourth quarter of 2006 was $4.5 million or $0.12 per diluted share, compared to a net income of $1.0 million or $0.04 per diluted share in the fourth quarter of 2005. Non-GAAP net income (1) for the fourth quarter of 2006 was $5.1 million, or $0.14 per diluted share, versus a net income of $1.0 million or $0.04 per diluted share in the same quarter of 2005. EBITDA (2) for the fourth quarter of 2006 was $10.0 million, increased from $6.6 million in the comparable period of 2005.

Revenues for the twelve month period ended December 31, 2006 were $248.7 million, up from $209.4 million in the comparable period of 2005. Net income for the twelve month period ended December 31, 2006 was $10.5 million or $0.38 per diluted share, compared to a net loss of $3.7 million or $0.17 per diluted share in the same period of 2005. Non-GAAP net income for the twelve month period ended December 31, 2006 was $14.2 million, or $0.51 per diluted share, versus a net loss of $3.7 million or $0.17 per diluted share in the comparable period of 2005. EBITDA for the twelve month period ended December 31, 2006 was $37.9 million, increased from $20.5 million in the comparable period of 2005.

Non-GAAP net income, earnings per share and EBITDA for the three and twelve month periods ended December 31, 2006 exclude non cash stock option expenses in an amount of $0.6 million and $3.8 million respectively, which are not included in the comparable periods of 2005.

Gilat's Chief Executive Officer and Chairman of the Board Amiram Levinberg said,“We concluded a strong year on both the financial and business fronts. This is our fifth consecutive quarter of improved financial results. We’ve successfully entered the business continuity market in the US. Internationally, we expanded across the communication value chain by winning significant turnkey projects such as: Telefonica Brazil, Russia Post, and Angola Telecom. We also enhanced our offering to include cellular backhaul solutions.

“We see growth opportunities in our existing markets driven mainly by universal service projects in emerging markets and business continuity in developed countries. In 2007, we plan to enter into new government segments and add broadband wireless access solutions to our product portfolio.”

Recent Announcements

– Gilat’s SkyAbis CDMA2000 will provide the satellite backhaul for the network of a leading African telecommunications operator. The operator plans to install more than 150,000 fixed phone lines overall, based on a variety of backhaul technologies.

– Telekom Serbia, the incumbent telecom carrier in Serbia, will deploy Gilat’s SkyEdge broadband satellite hub and several hundred VSATs to serve its residential and corporate customers. To meet its Universal Service Obligation (USO) requirements, Telekom Serbia will deploy SkyEdge VSATs at remote community centers throughout Serbia to provide citizens with reliable telephony, fax and broadband Internet access.

– Gilat completes public offering of its shares at a share price of $8.50. 5,016,667 shares were sold by Gilat and 3,033,333 shares were sold by a selling shareholder, including an over-allotment which was exercised in full. Gross proceeds from the offering totaled approximately $68 million, and net proceeds to Gilat from the offering were approximately $40 million.

– Gilat has been selected to provide a network of 8,800 SkyEdge VSATs to support the “middle-school” phase of the Mexican Ministry of Education’s (SEP) Enciclomedia program.

– Gilat’s Spacenet Inc. subsidiary, signed a five-year enterprise networking services contract extension with Sunoco, a leading manufacturer and marketer of petroleum and petrochemical products. As part of the agreement, Spacenet is providing upgraded satellite networking and managed services at approximately 900 company-owned retail stores across the United States.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Safe Harbor:
Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q4 2006 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). This non-GAAP presentation of net income, EBITDA and earnings per share is provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income (loss) before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items, (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income (loss) and EBIDTA is presented in the attached summary financial statements.

Gilat IR
Ayelet Shaked
Director of IR, Gilat Satellite Networks Ltd.
Tel: +972 2 925 2598
ayelets@gilat.com

Investor Contact: USA
Andrea Priest
The Global Consulting Group (GCG)
Tel: +1 (646) 284 9425
apriest@hfgcg.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2006	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	149,545	74,929
Short-term bank deposits	-	3,301
Short-term restricted cash	5,137	15,844
Restricted cash held by trustees	7,113	6,638
Trade receivables (net of allowance for doubtful accounts)	29,612	33,683
Inventories	26,368	23,253
Other current assets	40,428	27,215

Total current assets	258,203	184,863

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	6,337	6,699
Long-term restricted cash held by trustees	15,646	13,692
Severance pay fund	10,534	8,467
Long-term trade receivables, receivables in respect of capital leases
and other receivables	19,241	22,757

	51,758	51,615

PROPERTY AND EQUIPMENT, NET	121,366	124,245

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	8,887	12,254

TOTAL ASSETS	440,214	372,977

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2006	2005

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	1,200	8,172
Current maturities of long-term loans	6,537	7,712
Trade payables	21,258	24,180
Accrued expenses	21,400	22,418
Short-term advances from customer held by trustees	15,045	15,502
Other accounts payable	72,129	36,672

Total current liabilities	137,569	114,656

LONG-TERM LIABILITIES:
Accrued severance pay	10,640	8,396
Long-term advances from customer held by trustees	16,863	27,835
Long-term loans, net	22,318	29,143
Long-term convertible loan from a related party, net	-	66,602
Accrued interest related to restructured debt	3,147	3,850
Other long-term liabilities	21,285	20,664
Convertible subordinated notes	16,333	16,333

Total long-term liabilities	90,586	172,823

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	1,757	995
Additional paid in capital	853,350	738,724
Accumulated other comprehensive income	702	16
Accumulated deficit	(643,750)	(654,237)

Total shareholders' equity	212,059	85,498

Total liabilities and shareholders' equity	440,214	372,977

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended December 31,		Three months ended December 31,
	2006	2005	2006	2005
			Unaudited	Unaudited

Revenues	248,710	209,395	65,356	55,958
Cost of Revenues	158,345	133,219	41,227	34,665

Gross profit	90,365	76,176	24,129	21,293

Research and development expenses:
Expenses incurred	15,687	16,944	4,405	3,905
Less - grants	2,045	2,950	718	364

	13,642	13,994	3,687	3,541

Selling and marketing, general and administrative expenses	63,275	60,794	16,117	15,601

Operating income	13,448	1,388	4,325	2,151

Financial income (expenses) - net	(742)	(2,677)	812	(821)
Other income	138	299	78	159

Income (loss) before taxes on income	12,844	(990)	5,215	1,489

Taxes on income	2,357	3,126	735	473

Income (loss) after taxes on income	10,487	(4,116)	4,480	1,016

Equity in earnings of affiliated companies	-	400	-	-

Net income (loss)	10,487	(3,716)	4,480	1,016

Basic net earnings (loss) per share	0.41	(0.17)	0.13	0.05

Diluted net earnings (loss) per share	0.38	(0.17)	0.12	0.04

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	25,799	22,440	34,376	22,555

Diluted	27,520	22,440	36,756	23,645

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENT OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Year ended 31-Dec-06			Three months ended 31-Dec-06
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	248,710	-	248,710	65,356	-	65,356
Cost of Revenues	158,345	(148)	158,197	41,227	(13)	41,214

Gross profit	90,365	148	90,513	24,129	13	24,142

Research and development expenses:
Expenses incurred	15,687	(131)	15,556	4,405	(13)	4,392
Less - grants	2,045	-	2,045	718	-	718

	13,642	(131)	13,511	3,687	(13)	3,674

Selling and marketing, general and administrative expenses	63,275	(3,474)	59,801	16,117	(544)	15,573

Operating income	13,448	3,753	17,201	4,325	570	4,895

Financial income (expenses) - net	(742)	-	(742)	812	-	812
Other income	138	-	138	78	-	78

Income before taxes on income	12,844	3,753	16,597	5,215	570	5,785

Taxes on income	2,357	-	2,357	735	-	735

Net income	10,487	3,753	14,240	4,480	570	5,050

Basic net earnings per share	0.41		0.55	0.13		0.15

Diluted net earnings per share	0.38		0.51	0.12		0.14

Weighted average number of shares used in
computing net earnings per share
Basic	25,799		25,799	34,376		34,376

Diluted	27,520		27,803	36,756		36,954

(1)	Adjustments reflect the effect of non-cash stock options expenses as per SFAS123(R).

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2006	2005	2006	2005
			Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	10,487	(3,716)	4,480	1,016
Adjustments required to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation and amortization	20,728	19,116	5,119	4,464
Loss from deconsolidation of subsidiaries	-	171	-	-
Gain from disposal of a subsidiary	(137)	(397)	(77)	(200)
Share-based compensation related expenses	3,753	137	570	(201)
Accrued severance pay, net	177	(309)	(290)	(99)
Accretion of discount	504	-	-	-
Equity in earnings of an affiliated company	-	(400)	-	-
Interest accrued on short and long-term restricted cash	(896)	(490)	(310)	(106)
Exchange rate differences on long-term loans	705	(973)	198	(127)
Exchange rate differences on loans to employees	(223)	213	17	(11)
Capital loss from disposal of property and equipment	57	315	5	15
Deferred income taxes, net	(1,131)	(473)	(596)	(224)

Decrease (increase) in trade receivables, net	4,120	(2,440)	5,248	(2,424)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(6,258)	6,711	(4,461)	2,519
Decrease (increase) in inventories	(11,846)	(5,188)	3,382	(5,602)
Increase (decrease) in trade payables	(3,000)	2,941	(5,080)	5,099
Increase (decrease) in accrued expenses	(1,049)	(4,652)	599	1,794
Increase (decrease) in other accounts payable (including long-term)	33,400	3,509	(1,148)	6,589
Decrease in advances from customer held
by trustees, net (including long-term)	(11,430)	(10,388)	(3,761)	(2,556)

Net cash provided by operating activities	37,961	3,687	3,895	9,946

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2006	2005	2006	2005
			Unaudited	Unaudited

Cash flows from investing activities:
Proceeds from short-term bank deposits	3,300	-	-	-
Investment in short-term bank deposits	-	(3,301)	-	(3,301)
Investment in restricted cash held by trustees	(3,520)	(3,305)	-	(1,060)
Proceeds from restricted cash held by trustees	1,987	13,078	508	5,157
Investment in restricted cash (including long-term)	(5,191)	(13,759)	(1,900)	(1,120)
Proceeds from restricted cash (including long-term)	16,263	13,007	1,667	5,583
Return of investment	-	388	-	-
Investment in other assets	(6)	(40)	-	53
Loans to employees, net	284	(3,606)	12	75
Disposal of subsidiary consolidated in previous period	-	(181)	-	-
Purchase of property and equipment	(6,519)	(3,605)	(2,028)	(679)
Proceeds from sale of property and equipment	1,577	34	-	26

Net cash provided by (used in) investing activities	8,175	(1,290)	(1,741)	4,734

Cash flows from financing activities:
Exercise of options, net	3,634	1,218	286	8
Issuance of shares, net of issuance expenses	40,210	-	40,210	-
Short-term bank credit, net	(6,972)	4,013	1,200	(3,264)
Repayment of long-term loans	(8,703)	(7,823)	(767)	(1,007)
Repayment of long-term convertible loan	-	(1,000)	-

Net cash provided by (used in) financing activities	28,169	(3,592)	40,929	(4,263)

Effect of exchange rate differences on cash and cash equivalents	311	353	59	(166)

Increase (decrease) in cash and cash equivalents	74,616	(842)	43,142	10,251

Cash and cash equivalents at the beginning of the period	74,929	75,771	106,403	64,678

Cash and cash equivalents at the end of the period	149,545	74,929	149,545	74,929

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income	13,448	1,388	4,325	2,151
Add:
Non-cash stock option expenses	3,753		570
Deprecation and amortization	20,728	19,116	5,119	4,464

EBITDA	37,929	20,504	10,014	6,615